

October 31, 2019

Byron C. (Chris) Wiley
President and Manager
Wiley Area Development LLC
572 Breckenridge Way
Beavercreek, OH 45430

> **Re: Wiley Area Development LLC**
> **Amendment No. 5 to**
> **Offering Statement on Form 1-A**
> **Filed October 25, 2019**
> **File No. 024-11010**

Dear Mr. Wiley:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 18, 2019 letter.

Amended Form 1-A filed October 25, 2019

Exhibit 1A-11, page 1

1. We note that the consent of Clark, Schaefer, Hackett & Co. refers to their report dated September 24, 2019. However, the actual date of their report is dated September 16, 2019. Please revise the consent to reference the correct report date.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance